*KH 3/11

SEC MAIL
MAR 10 2011
WASH. D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBC Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3817 NW Expressway, Suite 100
(No. and Street)

Oklahoma City (City) OK (State) 73112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rita Mullins, President (405) 841-2909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

211 N. Robinson, Suite 600A (Address) Oklahoma City (City), OK (State) 73102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019487

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/15

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I, Rita Mullins, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of IBC Investments Corporation as of December 31, 2010, are true and correct. I further affirm that neither IBC Investments Corporation nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sandra M. Elliott
Notary Public # 00017045
Commission expires on 10-21-2012

SANDRA M. ELLIOTT NOTARY # 00017045 EXP. 10/21/12 PUBLIC STATE OF OKLAHOMA

Rita Mullins
Rita Mullins
President and Chief Executive Officer

IBC Investments Corporation
3817 NW Expressway, Ste. 100
Oklahoma City, Oklahoma 73116
Telephone: (405) 841-2900
FINRA Member

IBC Investments Corporation
December 31, 2010 and 2009

Contents

BKD LLP
CPAs & Advisors

Leadership Square South Tower
211 N. Robinson, Suite 600
Oklahoma City, OK 73102-9421
405.842.7977 Fax 405.600.9799 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
IBC Investments Corporation
Oklahoma City, Oklahoma

We have audited the accompanying statements of financial condition of IBC Investments Corporation (a wholly owned subsidiary of IBC Bank) (the Company) as of December 31, 2010 and 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in *Note 12*, subsequent to December 31, 2010, management of the Company adopted a plan for disbanding the Company.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBC Investments Corporation as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Oklahoma City, Oklahoma
February 18, 2011

IBC Investments Corporation

Statements of Financial Condition

December 31, 2010 and 2009

Assets

	2010	2009
Cash and cash equivalents	$ 4,021,469	$ 3,582,804
Certificates of deposit	171,485	594,416
Commissions receivable	17,080	10,632
Accrued interest receivable	254	2,866
Deposits with clearing organization	100,000	100,000
Software and equipment, net	14,660	25,161
Other assets	29,501	22,774
Total assets	$ 4,354,449	$ 4,338,653

Liabilities and Stockholder's Equity

	2010	2009
Liabilities		
Accrued expenses	$ 19,500	$ 872
Commissions payable	19,585	50,797
Payable to parent	100,304	60,479
Total liabilities	139,389	112,148
Stockholder's Equity		
Common stock, $1 par value; 1,300,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	2,584,228	2,584,228
Retained earnings	1,629,832	1,641,277
Total stockholder's equity	4,215,060	4,226,505
Total liabilities and stockholder's equity	$ 4,354,449	$ 4,338,653

IBC Investments Corporation
Notes to Financial Statements
December 31, 2010 and 2009

Note 1: Nature of Operations

IBC Investments Corporation (the Company) is a wholly owned subsidiary of IBC Bank. International Bancshares Corporation (IBC) is the bank holding company that owns all of the outstanding common stock of IBC Bank. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 using Pershing, a BNY Securities Group Co. (on a fully disclosed basis), as a facilitator to perform certain execution and clearing functions. The Company wholly owns IBC Agency, Inc., an insurance broker that holds an insurance license. The Company's operations are within the state of Oklahoma.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2010 and 2009, cash equivalents consisted primarily of money market accounts.

The financial institution holding the Company's cash accounts is participating in the FDIC's Transaction Account Guarantee Program. Under that program, through December 31, 2010, all noninterest-bearing transaction accounts, which excludes money market accounts, are fully guaranteed by the FDIC for the entire amount in the account. Pursuant to legislation enacted in 2010, the FDIC will fully insure all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions.

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At December 31, 2010, the Company's money market accounts exceeded federally insured limits by approximately $3,545,000.

Software and Equipment

Software and equipment are stated at cost less accumulated depreciation and depreciated over the estimated useful lives (three to five years) of the assets using the straight-line method. The accumulated depreciation was approximately $131,000 and $120,000 at December 31, 2010 and 2009, respectively.

Commissions and Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis. Commission revenue on annuities and life insurance is recorded when the policies are written and is therefore earned.

Income Taxes

The Company is included in IBC's consolidated income tax returns. The tax allocation agreement with IBC requires the Company to provide income taxes as if the Company filed separate income tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company is no longer subject to federal or state income tax examinations by taxing authorities before 2007.

Note 3: Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the years ended December 31, 2010 and 2009.

Note 4: Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of 6.67% of aggregate indebtedness or $250,000. At December 31, 2010, the aggregate indebtedness ratio was .13 to 1 on computed regulatory net capital of $1,046,123.

Note 5: Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determining Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Note 6: Income Taxes

The Company's income tax provision (credit) of approximately $(5,000) and $45,000 for the years ended December 31, 2010 and 2009, respectively, consists of current federal income tax provision (credit), which approximates the statutory income tax rate.

As a result of the Company's tax allocation agreement with IBC, the Company owed IBC approximately $3,819 at December 31, 2010. Such amounts are included in payable to parent in the accompanying statements of financial condition.

Note 7: Related-Party Transactions

The Company maintains certain accounts, which are included in cash and cash equivalents on the statements of financial condition, at IBC Bank. Management believes the terms for these accounts approximate the terms the Company could expect from an unrelated party.

During 2010 and 2009, the Company compensated IBC approximately $163,000 and $160,000, respectively. This compensation is intended to cover expenses provided by IBC to the Company, but may not reflect actual expenses incurred by IBC. Such expenses are included in other operating expenses. At December 31, 2010 and 2009, unpaid amounts of such compensation of approximately $96,000 and $60,000, respectively, were included in payable to parent in the accompanying statements of financial condition.

Note 8: Disclosures About Fair Value of Assets

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy.

Certificates of Deposit

Fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. All certificates of deposit are considered Level 2.

The following table presents the fair value measurements of assets recognized in the accompanying statements of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2010				
Certificates of deposit	$ 171,485	$ -	$ 171,485	$ -
2009				
Certificates of deposit	$ 594,416	$ -	$ 594,416	$ -

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying statements of financial condition at amounts other than fair value.

Cash and Cash Equivalents and Deposits With Clearing Organization

The carrying amount approximates fair value.

Note 9: Significant Estimates and Concentrations

Current Economic Conditions

The current protracted economic decline continues to present broker-dealers with difficult circumstances and challenges, which in some cases have resulted in declines in the fair values of investments and other assets and constraints on liquidity and capital. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the accompanying financial statements could change, resulting in future adjustments in asset values and capital.

Vendor Concentrations

During 2010 and 2009, the Company had seven and four significant vendors, respectively, that collectively accounted for 84% and 81%, respectively, of the Company's commission revenues. The industry in which the Company operates includes many vendors offering similar products. The Company has continuing relationships with many vendors, and management believes the operational and credit risks to be low.

Note 10: Commitments and Contingent Liabilities

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

Note 11: Profit Sharing Plan

The Company participates in the International Bancshares Corporation 401(k) profit sharing plan for full-time employees with a minimum of one year of continuous employment. The Company's annual contributions to the plan are determined annually by the Board of Directors. Contributions to the plan were approximately $40,000 and $39,000 for 2010 and 2009, respectively.

Note 12: Subsequent Events

Disbanding of Company

Subsequent to December 31, 2010, management of the Company adopted a plan for disbanding the Company and utilizing a third-party broker-dealer (TPO) to service the accounts of its customers. Management's decision to discontinue the Company is due to the high cost of regulation and operating cost to continue the Company as a going concern. Migration of customer accounts to the TPO is expected to be complete by April 2011. Management believes the book value of the Company's assets and liabilities approximate their liquidation value.

Subsequent Events

Subsequent events have been evaluated through February 18, 2011, which is the date the financial statements were available to be issued.

IBC Investments Corporation

Accountants' Report and Financial Statements

December 31, 2010 and 2009

BKD LLP
CPAs & Advisors